5/31

07024124

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mass Financial Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34941 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/6/07

FINANCIAL STATEMENTS AND ANNUAL REPORT

For the year ended: December 31, 2006

MASS FINANCIAL CORP

Mass Financial Corp.
(Company's registered name)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)

Barbados
(Jurisdiction of incorporation or organization)

The following is a discussion and analysis of our financial condition and results of operations for the year ended December 31, 2006. The audited consolidated financial statements are prepared in accordance with the International Financial Reporting Standards, which include International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The dollar amounts are stated in United States dollars (except otherwise indicated), as rounded to the nearest thousand (except per share amounts).

There were **17,044,229** class A common shares without par value issued and outstanding as of December 31, 2006.

Disclaimer for Forward-Looking Information

Certain statements in this annual report are forward-looking statements, which reflect our management's expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management's current views and are based on certain assumptions and speak only as of December 31, 2006. These assumptions, which include, management's current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage its assets and operating costs, may prove to be incorrect.

Important factors and risk that might cause our actual results to differ materially from the results contemplated by these forward looking statements including those that are contained in the section titled "Risk Factors", included in this annual report. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHAIRMAN'S MESSAGE TO SHAREHOLDERS

2006 was a year of significant change and achievement for Mass Financial Corp ("MFC"). After several years as a subsidiary, we completed our spin-out, effective January 31, 2006, from KHD Humboldt Wedag International Ltd. to become an independent international merchant banking company specializing in financial services, commodity trading, and medical financing and supply. As part of this restructuring, we redefined our corporate objectives and generated modest operating results. Our recent acquisition of MFC Merchant Bank S.A., expanded structured trade finance activities, strengthened relationships in the European banking community and focused commodities trading business, all serve as a solid foundation for us to pursue international opportunities to enhance our assets and create additional value for our shareholders.

Proprietary portfolio investing is an integral part of our financial service business. Through such investments, we are able to more accurately quantify potential intrinsic value and fine-tune our strategies for realizing this value. The nature and performance of these specialized merchant banking services and deal-making activities do not lend itself to evaluation on the basis of normal, structured interval reporting. Consequently, in our reporting to shareholders, we must recognize these activities as proprietary while in progress, and will report our financial performance to our shareholders for the material results. We will also do our best to keep our shareholders informed in a timely and material manner.

I would like to summarize our operating results for the full year 2006. All amounts referred to in this letter are in US dollars and earnings per share amounts are on a diluted basis.

For the year ended December 31, 2006, MFC had revenues of $442.6 million, with income before taxes and minority interests ("EBT") of $15.3 million and net income of $14.2 million, or $0.80 per share. We ended the year with $99.1 million in cash and cash equivalents, $195.5 million in current assets and shareholders' equity at $45.1 million.

The number of shares issued and outstanding for the year ended December 31, 2006 was 17,044,229, and the weighted average number of shares was 18,043,411 on a diluted basis.

Our merchant banking focuses on specialized financial services, corporate finance services and advisory services internationally, including consultancy on corporate strategy and structure, mergers and acquisitions. One of MFC's merchant banking activities includes a trading group focused on trading commodities and natural resources. MFC also commits its own capital to promising enterprises and invests and otherwise trades to capture investment opportunities for its own account. MFC seeks to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. MFC's investing is generally not passive. MFC seeks investments where its financial expertise and management can add or unlock value.



Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.

Banking

MFC's banking activities are primarily conducted through MFC's wholly-owned subsidiary, MFC Merchant Bank S.A. (the "Bank"), a licensed full-service Swiss bank. Since 1999, the Bank has outsourced the backroom banking operations to obtain a variable cost over fixed costs and have placed substantially all of the Bank's client deposits with other major financial institutions on a fiduciary or trust basis. The Bank, in turn, earns a fee calculated with reference to the amount of money deposited with each financial institution. These fiduciary or trust deposits are off-balance sheet items and permit us to generate revenues without committing or tying up significant amounts of capital.

Trading of Commodities and Natural Resources

MFC's merchant banking operations include the trade, principally for its own account, of commodities and natural resources. Such activities include purchasing and selling of such items. To a lesser extent, MFC also acts as a trading agent for clients. MFC conducts its commodity and natural resources trading primarily through our subsidiary, MFC Commodities GmbH, which is based in Vienna, Austria.

MFC's trading activities often utilize innovative and sophisticated trading strategies and structures. MFC currently trades with commodity and other producers who are unable to effectively execute sales because of credit insurance or currency issues affecting them or their principal customers. Generally, MFC purchases the underlying commodity and resells it to an end buyer. As a result of MFC's relative financial strength, ability to arrange credit (including letters of credit) and insurance, we are often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers could on their own.

Commodity producers and end customers often work with us to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, MFC tries to capture various trading, financing and currency spreads. MFC's trading activities have allowed us to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers.

MFC has historically focused its trading activities primarily in Europe and Asia. We believe that we have the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe and Asia. The location of MFC's trading professionals permits us to effectively pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.



MFC broadened its trading line to include cobalt, non-ferrous metals, plastics, chemicals, wood and iron ore. Almost 60% of our trading revenues are derived from term Marketing and Distribution Agreements for non-ferrous metals and cobalt. The investments we make in commodity producers are part of our proprietary investing strategy.

Medical Financing and Supplies

We finance joint ventures through our Shanghai based subsidiary, Mednet (Shanghai) Medical Technical Development Co. Ltd. ("Mednet"). Mednet is a provider of medical equipment and supplies and since 2004 has served as MFC's platform of business activities in China.

Mednet's primary business is the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China. Under such cooperative joint venture agreements, the hospitals provide the necessary space and medical staff to operate the centers, and Mednet provides the centers with specialized medical equipment and supplies, training and supervision with respect to certain surgical procedures, marketing expertise and management services. Mednet generally retains ownership of the equipment it supplies to the centers during the term of the agreements.

Mednet operates seven eye care centres and two aesthetic centres in China. Mednet also sells and services specialized medical equipment and certain ophthalmic and aesthetic medical supplies. Mednet is the exclusive distributor in China of certain skin care laser technologies.

Through a recent acquisition, Mednet became the exclusive dealer of Bausch & Lomb refractive equipment for the China market. Through a subsidiary, Mednet markets and distributes a broad spectrum of products and services for lasik surgical procedures. The principal equipment includes Excimer laser, testing board and Lasik blades.

Looking Ahead

Going forward, MFC will utilize its strong foundation of financial services, resources and strategic network of operating businesses to vigorously pursue international opportunities for future growth. We will continue to manage our business activities for the long term, investing on the basis of our traditional disciplined approach while paying particular attention to the potential value to be realized by applying our financial expertise.

I would like to thank our shareholders for their support in this start-up year and look forward to continued expansion and growth in the value of our assets.

Respectfully submitted,

Michael J. Smith
Chairman

AUDITORS REPORT

RSM Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Maximilianstraße 35
80539 München

Tel. (+49-89) 2 16 36-0
Fax (+49-89) 2 16 36-1 33

www.rsmi.de

To The Board of Directors and Shareholders
Mass Financial Corp., Barbados

We have audited the accompanying consolidated balance sheet of Mass Financial Corp, organized under the law of Barbados, with an address at Unit 803, Dina House, Ruttonjee Centre, Duddell Street, Central Hong Kong SAR, China, and Subsidiaries as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISAs). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements gives a true a fair view in all material respects, the financial position of Mass Financial Corp. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in accordance with generally accepted International Financial Reporting Standards (IFRS) which include International Accounting Standards (IAS) and Interpretations adopted by the International Accounting Standards Board.

RSM Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

/s/ Zelger
Zelger
Wirtschaftsprüfer

/s/ Fischer
Fischer
Wirtschaftsprüfer

Munich, Germany
April 20, 2007

MASS FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(U.S. Dollars in Thousands)

	Note	2006	2005 Unaudited
ASSETS			
Current Assets			
Cash and cash equivalents	1	99,078	26,217
Securities	2	36,787	37,680
Loans	3	7,587	8,500
Receivables from commodities transactions and other	4	28,587	16,918
Inventories	5	21,764	26,427
Real estate held for sale	6	597	729
Tax receivables	7	656	—
Prepaid and other		406	296
Total current assets		195,462	116,767
Non-current Assets			
Securities	8	3,403	7,166
Securities, restricted	9	9,357	—
Receivable		625	—
Property, plant and equipment	10	469	558
Goodwill	11	4,257	3,779
Deferred income tax assets		318	632
Equity method investments	12	16,546	15,153
Total non-current assets		34,975	27,288
		230,437	144,055
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Financial liability	13	53,000	9,890
Accounts payable and accrued expenses	14	38,080	29,275
Long-term debt, current portion	15	200	200
Total current liabilities		91,280	39,365
Long-term Liabilities			
Long-term debt, less current portion	15	4,710	869
Financial liability	16	9,357	—
Deferred income tax liability		168	57
Liabilities, preferred shares	17	77,976	76,387
Total long-term liabilities		92,211	77,313
Total liabilities		183,491	116,678
Minority Interests		1,815	1,907
Shareholders' Equity			
Common stock	18	2,591	—
Equity component of convertible debt	15	1,000	—
Retained earnings	19	41,092	25,470
Currency translation adjustments		448	—
Total shareholders' equity		45,131	25,470
		230,437	144,055

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

Michael Smith
Director
April 20, 2007

CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(U.S. Dollars in Thousands, Except Per Share Amounts)

	Note	
Revenues	20	$ 442,560
Expenses	20	
Cost of sales		386,463
General and administrative		25,538
Interest		5,313
Goodwill impairment		9,231
Other		769
		427,314
Income from operations before income taxes and minority interests		15,246
Provision for income taxes		(857)
Income from operations before minority interests		14,389
Minority interests		(166)
Net income		$ 14,223
Earnings per share, basic	21	$ 0.93
Earnings per share, diluted	21	$ 0.80
Number of weighted average shares outstanding, basic	21	15,307,118
Number of weighted average shares outstanding, diluted	21	18,043,411

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006
(U.S. Dollars in Thousands)

Cash flows from operating activities	
Net income	$ 14,223
Adjustments for:	
Amortization and depreciation	225
Minority interests	166
Gain on securities held for trading	(25,025)
Impairment on long-term securities	5,231
Loan impairment	2,655
Goodwill impairment	9,231
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions	
Securities held for trading	3,633
Receivables from commodities transactions	(1,323)
Receivables, other	(1,365)
Inventories	7,161
Real estate held for sale	(22)
Accounts payable and accrued expenses	(12,517)
Financial liabilities, commodities transactions	28,990
Future income taxes	519
Prepaid and other	(4)
Other	(2,969)
Cash flows provided by operating activities	28,809
Cash flows from investing activities	
Net increase in loans	(3,695)
Sales of long-term securities, net	8,694
Purchases of property, plant and equipment	(64)
Purchase of subsidiaries, net of cash acquired	31,387
Distributions from joint ventures, net	2,305
Cash flows provided by investing activities	38,627
Cash flows from financing activities	
Net decrease in amounts owed to depositors	(2,696)
Borrowings	6,275
Debt repayments	(1,500)
Issuance of common shares	2,591
Other	(67)
Cash flows provided by financing activities	4,603
Exchange rate effect on cash and cash equivalents	822
Increase in cash and cash equivalents	72,861
Cash and cash equivalents, beginning of year	26,217
Cash and cash equivalents, end of year	$ 99,078

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Year Ended December 31, 2006
(U.S. Dollars in Thousands)

	Common stock	Equity component of convertible debt	Retained earnings	Currency translation adjustment	Total
Opening balance	$ —	$ —	$25,470	$ —	$25,470
Issuance of convertible bonds	—	1,000	—	—	1,000
Issuance of stock	2,591	—	—	—	2,591
Amount allocated to a subsidiary disposed of	—	—	1,056	—	1,056
Amount allocated to KHD upon deconsolidation	—	—	343	—	343
Net income	—	—	14,223	—	14,223
Currency translation adjustment	—	—	—	448	448
Ending balance	$2,591	$1,000	$41,092	$ 448	$45,131

The accompanying notes are an integral part of these consolidated financial statements

1. General information about the Company

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), which include International Accounting Standards ("IAS") and Interpretations adopted by the International Accounting Standards Board (the "IASB"). The dollar amounts are stated in United States dollars (except otherwise indicated), as rounded to the nearest thousand (except per share amounts).

On December 29, 2005 the board of directors of KHD Humboldt Wedag International Ltd. ("KHD") has publicly announced to realigning its business to focus on the expansion of its industrial plant engineering and equipment supply business. In a corporate restructuring of KHD, its board approved to consolidate its financial services business into Mass Financial Corp. ("MFC", "MFC Group" or the "Company"). MFC was incorporated in British Virgin Islands in 1997 and continued into Barbados in 2003.

As proposed and accomplished under the Restructuring Agreement dated December 29, 2005 between KHD and MFC, KHD's merchant banking, which includes commodities trading and provision of financial services, was restructured in a series of internal corporate transactions. Subsidiaries of KHD which were involved or related to the merchant banking business were sold to MFC, with the exception of MFC Merchant Bank S.A. (and its Swiss affiliates) and KHD's passive royalty interest in an iron ore mine. Upon completion of the internal restructuring, MFC held the merchant banking business that KHD intended to distribute to its shareholders.

On January 31, 2006, KHD distributed to its shareholders all of its Class A Common Shares in MFC so that MFC became a separate company owned by the shareholders of KHD.

In November 2006, MFC, through its wholly-owned subsidiary, MFC Commodities GmbH ("MFCC") in Vienna, Austria, entered into an agreement with KHD to purchase all of the shares of MFC Merchant Bank S.A. ("MFC Bank"). Management of MFC is of opinion that MFC has acquired the risk and reward of MFC Bank. MFC Bank is a Switzerland-based bank. Its business (including share transfer and renewal of banking license) is subject to the supervision of Swiss Federal Banking Commission.

2. Business description

MFC and subsidiaries are in the merchant banking business and its principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Company's banking and trading subsidiaries. The Company seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Company uses its financial and management expertise to add value within a relatively short time period. The Company also trades in commodities and natural resources, engages in logistics business and provides trade financing.

MFC anticipates that it operates its merchant banking business in a similar manner as conducted under KHD. The assets and operating interests which constitute the merchant banking business under KHD will be substantially similar to the assets and operating interests under MFC.

Since January 31, 2006, MFC is a legal business entity independent of KHD and its merchant banking business is conducted by management of MFC. As of December 31, 2006, KHD owned 16,618 Class A common shares of MFC and these shares were sold in January 2007. As of December 31, 2006, MFC owned approximately 5% outstanding common shares of KHD. Effective January 31, 2006 and as of December 31, 2006, there is one common director and one common officer between MFC and KHD. Management of MFC is of opinion that MFC does not control KHD and is not controlled by KHD. The two companies are considered as related parties under accounting rules.

Trading of commodities and natural resources

MFC's operations include the trade, principally for its own account, of commodities and natural resources. To a lesser extent, MFC also acts as a trading agent for clients. The commodity and natural resources trading, and the related logistic business and trade financing are primarily conducted through MFCC.

MFCC's commodities trading activities often utilize innovative and sophisticated trading strategies and structures. MFC currently trades with commodity and other producers who are unable to effectively execute sales because of credit, insurance or currency issues affecting them or their principal customers. Generally, MFC is often able to facilitate purchase and sales of commodities with more efficient and effective execution than many producers and customers can do on their own.

Commodity producers and end customers often work with MFC to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, MFC tries to capture various trading, financing and currency spreads. The trading activities have allowed MFC to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers.

MFC has historically focused its trading activities primarily in Europe, and in 2003 commenced trading activities with offices in China and India. MFC believes that the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe, China and India are not as developed as Western Europe and North America. The location of MFC's trading professionals in Vienna permits MFC to effectively pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.

Financial services business

MFC offers its clients financing services, financial advices and bridge financing through its financial services activities. The Company offers its services to corporations only. MFC, through its regional office based in Shanghai, China, markets its medical equipment, instruments and supplies through its joint ventures by innovative financing programs.

3. First-time adoption of IFRS

MFC adopted IFRS for the first time by an explicit and unreserved statement of compliance with IFRS for its business year beginning January 1 and ending December 31, 2006.

MFC has elected to measure property, plant and equipment at the date of transition to IFRS at their fair value and use that fair values as their deemed costs at that time. MFC believed that the continuing book values of prior period represented the fair values.

According to IFRS 1, a first-time adopter needs not comply with the requirements under IAS 21, *The Effects of Changes in Foreign Exchange Rates,* for cumulative translation to IFRS. MFC adopts this exemption.

MFC believes that estimates under IFRS at the date of transition to IFRS is consistent with estimates made for the same date under previous generally accepted accounting principles ("GAAP") applicable in Canada.

According to IFRS 1, MFC shall explain how the transition from GAAP to IFRS affected its reported financial positions, financial performance and cash flows. MFC believes that the transition to IFRS has not affected its reported financial position, financial performance and cash flows, except for 1,571,128 KHD common shares held by MFC Group. Such KHD common shares are recorded at the lower of cost or market under GAAP while are marked to market under IAS 39, *Financial Instruments; Disclosure and Presentation*. Accordingly, MFC Group's shareholders' equity for January 1, 2006 (date of transition to IFRS) and December 31, 2005 (end of latest period presented most recent annual financial statements under GAAP) is reconciled as follows:

As at December 31, 2005 and January 1, 2006:	
Shareholders' equity under GAAP	$ —
Holding gain on KHD common shares held for trading	25,470
Shareholders' equity under IFRS	$25,470

MFC did not present consolidated financial statements for previous periods. Until the distribution of its common shares by KHD on January 31, 2006, MFC Group were included in the consolidated financial statements of KHD. Securities issued by MFC, including common shares, preferred shares, bonds and other financial instruments, are not listed on any recognized stock exchange. As a result of its securities not being traded on any recognized stock exchange, MFC applies to the simplification of notes in accordance with the non-application exemption of IFRS 1.

4. Basis of presentation

Until January 31, 2006, MFC was a wholly-owned subsidiary of KHD and was included in KHD's consolidated financial statements.

As of January 31, 2006, MFC held, through its subsidiaries, 1,571,128 shares of KHD's common shares. Such KHD common shares had been treated as treasury stock by KHD and deducted from KHD's consolidated shareholders' equity until January 31, 2006. Upon separation of KHD and MFC from January 31, 2006, such common shares were treated as issued and outstanding by KHD and no longer deducted from KHD's consolidated shareholders' equity.

MFC's consolidated balance sheet is broken down into current and non-current assets and liabilities. The classification of income and expenses in the consolidated statement of operations is based on their function within the entity. Additional information on the balance sheet and statement of operations items is provided and explained in the Notes to the Consolidated Financial Statements.

Because of the restructuring in 2005 and 2006, the consolidated statement of operations of MFC in 2006 would not be comparable to those of prior years. Management opines that the reporting of the prior years will not give meaningful and relevant information to the shareholders. In accordance with IFRS 1, the Company applies to the simplification and does not present the comparative disclosures.

While preparing the consolidated financial statements especially for the calculation of the useful life of fixed assets and the measurement of provisions, deferred tax assets and liabilities, management requires to make estimates and assumptions about the future development of MFC Group, the impact of such development on assets, liabilities and contingent liabilities, and revenues and expenses in the period under review. Actual amounts may differ from these estimates.

Although MFC Bank, a bank with a full license for doing banking business in Switzerland, is included in these consolidated financial statements, MFC has not adopted IAS 30, *Disclosures in the Financial Statements of Banks and Similar Financial Institutions*, because MFC Bank's principal activities are not to take deposits and borrow with the objective of lending and investing. The main activities of MFC Bank are to provide financial advice and financial assistance in the merchant banking business.

Although the Company was separated from KHD on January 31, 2006 and becomes an independent company since then, the consolidated statement of operations in 2006 covers the period from January 1 to December 31, 2006. The Company incurred a loss of $342 in the month of January 2006.

5. Effect of the application of new standards

Among others, the IASB and IFRIC published the following new standards, interpretations and amendments to standards. Due to the nature of its business transactions, MFC may be required to adopt those standards. Generally, the Company does not adopt early application of those standards.

IFRS 7, *Financial Instruments: Disclosure*

In August 2006, the IASB published IFRS 7. The Standard summarizes disclosure requirements for financial instruments formerly included in IAS 30, *Disclosures in Financial Statements of Banks and Similar Financial Institutions* and IAS 32, *Financial Instruments: Disclosure and Presentation*, as well as amends and expands some disclosure requirements. IFRS 7 is effective for annual periods starting on or after January 1, 2007. The Standard is applicable for all entities and will result in extended disclosures concerning financial instruments in the consolidated financial statements. MFC doesn't adopt IFRS 7 in accordance with IFRS 1.

Amendments to IAS 1, *Presentation of Financial Statements — Disclosure to Equity*

The publication of IFRS 7 requires including new disclosures to enable users to evaluate an entity's capital management goals, policies and processes. The amendments of IAS 1 are applicable for annual periods starting on or after January 1, 2007. The application will result in extended disclosures in the notes to the consolidated financial statements.

IFRIC 7, *Applying the Restatement Approach under IAS 29*

IFRIC 7 contains guidance on how an entity would restate its financial statements in the first year it identifies the existence of hyperinflation in the economy of its functional currency. The Interpretation is effective for annual periods beginning on or after March 1, 2006. It has no effect on the consolidated financial statements of MFC.

IFRIC 8, *Scope of IFRS 2*

In January 2006, the IASB published Interpretation IFRIC 8. The Interpretation clarifies that IFRS 2, *Share-based Payment*, applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received and IFRS 2 therefore applies. The Interpretation is effective for annual periods beginning on or after May 1, 2006. Currently, MFC does not have any arrangements which meet the definitions under IFRIC 8.

IFRIC 9, *Reassessment of Embedded Derivatives*

In March 2006, the IASB published Interpretation IFRIC 9. An embedded derivative is a component of a hybrid (combined) financial instrument that also includes a non-derivative host contract. IFRIC 9 concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows resulting from that contract. In this case, a reassessment is mandatory. The Interpretation is effective for annual periods beginning on or after June 1, 2006. Currently, MFC does not have any financial instruments which meet the definitions under IFRIC 8.

IFRIC 10, *Interim Financial Reporting and Impairment*

In July 2006, the IASB published Interpretation IFRIC 10. The Interpretation addresses an apparent conflict between the requirement of IAS 34, *Interim Financial Reporting*, and those standards on the recognition and reversal of impairment losses on goodwill and certain financial assets in the financial statements. IFRIC 10 concludes that an entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost, and that an entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards. IFRIC 10 is effective for annual periods beginning on or after November 1, 2006. Earlier application is encouraged. MFC does not anticipate significant effects on its consolidated financial statements from the first-time application of IFRIC 10.

IFRIC 11, *IFRS 2 — Group and Treasury Share Transactions*

In November 2006, the IASB published Interpretation IFRIC 11. The Interpretation provides guidance on applying IFRS 2 in certain circumstances. The Interpretation is effective for annual periods beginning on or after March 1, 2007. Currently, MFC does not have any arrangements which meet the definitions under IFRIC 11.

IFRIC 12, *Service Concession Agreement*

In November 2006, the IASB published Interpretation IFRIC 12. The Interpretation does not apply until the annual periods beginning on or after January 1, 2008.

6. Scope and principles of consolidation

All significant companies in which MFC has direct or indirect control are consolidated from the acquisition dates. Companies are ceased to be consolidated at the date when MFC loses its control over the subsidiaries.

Non-consolidated subsidiaries are accounted for at cost basis and are reduced by impairment charge, if applicable. Generally, these companies are inactive and insignificant in magnitude.

The following table shows the direct and indirect significant subsidiaries as at December 31, 2006:

Company	Country of Incorporation	Beneficial Interest
Lasernet Limited	Liberia	86%
Lasernet Medical Equipment Industrial (Shenzhen) Co., Ltd.	China	86%
Chongqing MFC Medical Management Consulting Co., Ltd.	China	86%
Jiaxing Lasernet Hospital Management Co., Ltd.	China	86%
Jiaxing Lasernet Eye Hospital (an incorporation)	China	86%
Chongqing Lasernet Guangji Eye Hospital (a limited company)	China	50%
Hangzhou Zhe-er Optical Co. Ltd.	China	44%
DTA Assets Holdings Corp.	British Virgin Islands	99%
Garda Investments Corp.	British Virgin Islands	100%
Hovis Commodities Trading GmbH	Austria	100%
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Management Service GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Service GmbH	Austria	100%
Magnium Minerals Private Limited	India	100%
Danzas Corp.	Marshall Islands	100%
K-Logistics GmbH	Austria	60%
Trimble Resources Corporation	Turks & Cacaos	100%
Newfoundland and Labrador Corporation	Canada	97%
Winford Finance Corp.	British Virgin Islands	96%
CVD Finance Corp.	British Virgin Islands	100%
REDAS Tracking Corp.	Marshall Islands	100%
MFC Merchant Bank S.A.	Switzerland	100%
Constitution Insurance Company of Canada (in run-off)	Canada	100%

The consolidation is based on the purchase method, whereby the cost of the stake acquired is netted against the Company's share in the consolidated subsidiary's equity at the time of acquisition. At the acquisition date, the identifiable assets, liabilities and contingent liabilities in the context of the business combination are measured at their fair value without considering existing minority interests. Any excess of cost over book value is assigned to the Company's assets insofar as the fair value of the acquired share exceeds the book value of the assets. The remaining excess of cost over book value is allocated to goodwill. In accordance with IFRS 3, *Business Combination*, goodwill is subject to an impairment review at least once a year. If a potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying amount of the goodwill to its fair value based on the present value of its estimated future cash flows.

Intercompany revenues, expenses, income, receivables and payables within MFC Group are eliminated.

7. Investments accounted for by equity method

Companies, which are not controlled or jointly controlled, but in which MFC has significant influence over their financial and operating policy decisions are accounted for by equity method pursuant to IAS 28, *Investments in Associates*. The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investors' share of the profit or loss of the investee after the date of acquisition. The profit or loss of the investments accounted for by the equity method is recognized in the consolidated statement of operations. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor's proportionate interest in the investee arising from changes in the investee's equity. Such changes include those arising from the revaluation of assets and from currency translation adjustment. Those changes are recognized directly in equity of the investor. Goodwill relating to an investment accounted for by the equity method is included in the carrying amount of the investment.

MFC has a 27.8% interest in Cathay Merchant Group Inc. ("Cathay Merchant Group"), a listed company on the American Stock Exchange. Cathay Merchant Group operates in the aluminum processing industry. MFC's investment in Cathay Merchant Group comprises its investment in and advances to Cathay Merchant Group, with adjustments for its proportionate share in Cathay Merchant Group's post-acquisition profit or loss.

Through its 86% interest in Lasernet Limited, MFC is participating in various joint ventures with hospitals in China. MFC provides the joint ventures with medical equipment and instruments as well as medical supplies. On the other hand, the joint venture partners provide premises, license and personnel for the medical operations. The joint control is established by contractual arrangements which also stipulate the profit sharing. MFC recognizes its interest in the joint venture using the equity method, in accordance with IAS 31, *Interests in Joint Ventures.*

8. Acquisition of MFC Bank

In November 2006, MFCC entered into a share purchase agreement with KHD to acquire all shares of the MFC Bank. The purchase price was CAD 77,902 and comprised cash of CAD 38,792 (CAD 31,081 paid in November 2006 and CAD 7,711 to be paid on or before the Payment Date (which is defined as the day which is earlier of 30 calendar days after (i) the date on which a triggering event (as defined) has occurred and (ii) March 31, 2007), a short-term promissory note of CAD 8,000 due November 2007 bearing interest at 5% per annum and 790,000 common shares of KHD valued at an initial share value CAD 31,110. The initial valuation of 790,000 common shares of KHD is subject to an adjustment which equals to the positive balance, if any, between the initial share value and the market price on the Payment Date. MFCC has a put option to sell 9.9% of the common shares in MFC Bank to KHD for CAD 7,711 on the Payment Date.

In prior year, KHD issued a guarantee in favor of MFC Bank with respect to MFC Bank's advances to a former associate of KHD. In December 2006, MFC Bank exercised the guarantee and KHD paid CAD 2,614 to MFC Bank. KHD and MFC have agreed that MFC will reimburse this amount to KHD, payable in 2007. MFC capitalized this amount to the purchase cost of MFC Bank.

MFC Bank has been consolidated by MFC since November 30, 2006. Goodwill of CAD 10,469 ($9,231) was recognized on the acquisition date and was written off in the post-acquisition period.

9. Foreign currency translation

The presentation currency (or *reporting currency*) of MFC is US dollars. Where the annual financial statements of subsidiaries are presented in a currency other than US dollars, their reported figures are translated into US dollars. Pursuant to IAS 21, the value of assets, liabilities, contingent liabilities and other financial obligations of subsidiaries is translated at the closing rate at the date of the balance sheet and revenues and expenses are translated at exchange rates at the dates of the transactions. The resulting currency translation adjustments are recognized as a separate component of the stockholders' equity and do not affect earnings.

Translation gains and losses arising from the valuation of foreign currency receivables and payables reported in the relevant functional currency on the balance sheet of each entity are included in the consolidated statement of earnings.

The relevant currency translation rates against $1 are listed below:

	CAD	CHF	EUR	RMB
Closing rate at Dec. 31, 2006	0.8581	0.8198	1.3196	0.1281
Average rate for the year 2006	0.8818	0.7983	1.2549	0.1254

10. Significant accounting and valuation policies

Revenue recognition

Revenues include revenues from sales of commodities and natural resources, and medical instruments and supplies (less discount), and provisions of financial services and other services.

Revenues arising from the provision of services primarily derive from financial services and consulting services are recognized when said services have been rendered.

Revenues also include the gain or loss on sales of securities as well as the equity earning or loss from investments in an associate and joint ventures.

The revenue is reported net of sale taxes basis.

Cost of sales

The cost of sales comprises the costs of commodities and natural resources, and medical instruments and supplies sold, as well as the costs incurred in the provision of services. The cost of sales includes both the direct cost of materials and indirect costs (including the depreciation of production equipment and write-downs on inventories and debts). The cost of sales also includes provision for warranty. The reversal of write-downs on inventories and allowance for debts reduce the cost of sales.

The cost of sales also includes the write-down of long-term securities and credit losses.

Earnings per share

The Company calculates basic and diluted earnings per share in accordance with IAS 33, *Earnings Per Share*. Basic earnings per share are calculated on the profit attributable to the holders of common shares and on the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated based on the weighted average number of common shares outstanding during the reporting period plus the number of common shares that would be issued if all convertible instruments were exercised or converted.

Cash and cash equivalents

Cash and cash equivalents as indicated in the consolidated statement of cash flows include short-term highly liquid investments with original maturities of three months or less.

Investments and other financial assets

Financial assets within the scope of IAS 39, *Financial Instruments: Recognition and Measurement*, are classified as financial assets at fair value through profit and loss account, loan and receivables, held-to-maturity investments or available-for-sale financial assets. When recognized for the first time, financial assets are measured at fair value.

MFC determines the classification of the financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All purchases and sales of financial assets are recognized on the trade date.

Loans and receivables are non-derivative financial assets with fixed or determinable payments. After their initial measurement, loans and receivables subsequently are carried at amortized cost less allowances for impairment. Amortized cost is calculated under consideration of any discount or premium at the time of the purchase. The amortized cost includes any fees that are an integral part of the effective interest rate and of the transaction costs. Gains and losses are recognized in the income statement at the time the loans and receivables are cancelled from the books or impaired, as well as through amortization.

At each balance sheet date, MFC assesses whether a financial asset is impaired. If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is determined as the difference between the carrying amount of the asset and the present value of expected future cash flows. The impairment loss is included in the consolidated statement of operations.

If the amount of the impairment loss decreases in subsequent periods, and provided that the decrease can be related to an event which had occurred after the impairment was recognized, the previously recognized impairment loss is reversed. However, the loss can only be reversed to the extent that the carrying value of the asset does not exceed its amortized cost at the date of impairment.

For trade receivables, a provision for impairment is made if there is objective evidence that MFC will not be able to collect the full amount due under the original terms of the invoice. Impaired trade receivables are cancelled from the books once they are assessed as uncollectible.

Inventories

Inventories are valued at the lower of cost or net realizable value. The costs of purchase are determined at average prices. The net realizable value is the estimated selling price that could be realized in the normal course of ordinary business activity, less estimated sales costs.

Allowance is provided to cover risks relating to slow-moving or obsolete items. Whenever the reasons for previous write-downs no longer apply, the allowance will be reversed. A reversal of write-downs is limited to the lower of cost or net realizable value.

Tangible and intangible assets

An unlimited useful life is assumed for goodwill acquired in the context of business combinations. Impairment reviews are performed at least once a year (at year-end) or when there is an indication that an asset may be impaired in accordance with IFRS 3.

Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives for equipment range from 3 to 10 years. An impairment loss is recognized if the carrying value exceeds the recoverable amount of an equipment. Borrowing costs are not capitalized into equipment.

Derivative financial instruments

A derivative is a financial instrument (1) whose value changes in response to changes in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable, (2) that requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) that is settled at a future date. Generally, changes in the fair value of a derivate are included in the income statement, except for cash flow hedge which meets all of the conditions as provided for in IAS 39 (in which case the changes in the fair value are recorded under shareholders' equity). MFC Group did not have any derivatives designated as cash flow hedge in 2006.

Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

In accordance with IAS 12, *Income Taxes*, deferred tax assets and liabilities are formed to cover all temporary differences between valuations required for tax reporting and IFRS-compliant valuations, and to cover consolidation measures that affect earnings. Moreover, deferred tax assets are calculated for losses carried forward. The recognition of deferred tax assets on deductible temporary differences and losses carried forward is limited to the extent that taxable profits are likely to arise in the future.

Deferred taxes are calculated on the basis of the tax rates that, in light of the prevailing legal situation, will be valid or are expected in the countries concerned at the time of realization.

Deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.

Provisions

In accordance with IAS 37, *Provisions, Contingent Liabilities and Contingent Assets,* provisions are set up wherever a past event has created a present obligation in respect of third parties that will probably lead to a future outflow of resources, particularly in cases where reliable estimates can be made. Provisions are set up for perceivable risks and uncertain obligations in line with the probability that contingent conditions will occur.

(1) Cash and cash equivalents

As of December 31, 2006, the cash and cash equivalents included $71,372 held by MFC Bank. Please refer to Note 13 for the amounts owed to depositors by MFC Bank.

(2) Current securities

Securities under current assets are held for trading and comprised $31,308 of 781,128 common shares of KHD and $5,479 of other securities as at December 31, 2006.

(3) Loans

The loans were advanced to third parties. In 2006, impairment losses included $2,200 in principal plus $455 in accrued interest due from one customer.

(4) Receivables from commodities transactions and other

The receivables follow the broad spectrum of activities which cover trading in commodities and natural resources as well as other commercial trade and financial services. The account balance as of December 31, 2006 included receivables due from affiliates amounting to $10,777. The receivables are due not later than 30 days. As of December 31, 2006, credit risks were not material.

(5) Inventories

As of December 31, 2006, the inventories consisted of commodities inventories of $19,760 (which included $18,016 received as prepayment) and medical instruments and supplies of $2,004. The inventories are carried at cost.

(6) Real estate held for sale

It represented a piece of land situated in the state of Washington, USA. It was sold in 2007.

(7) Tax receivables

As of December 31, 2006, the tax receivables primarily comprised value-added-tax.

(8) Long-term securities

As of December 31, 2006, long-term securities consisted of $3,046 (representing a equity interest of 9.96% in Blue Earth Refineries Inc. ("Blue Earth") whose principal activity is mining business in Uganda, Africa) and $357 (representing a portfolio of publicly-traded securities). Blue Earth and its subsidiaries are related parties as a result of a common director and a common officer between MFC and Blue Earth.

(9) Long-term securities, restricted

The restricted long-term securities represented 3,331,315 shares of KHD Humboldt Wedag International (Deutschland) AG ("KHDID") which is a public company and is a majority-owned subsidiary of KHD. The shares are currently held by MFC Bank and are stated at the historical cost. MFC Bank grants KHD a right of first refusal for these KHDID shares for a period of 15 years. For Tracking Stock Agreement, please see Note 15.

(10) Property, plant and equipment

The following changes in equipment (which comprises office equipment, furniture and fixture only) were recorded in 2006:

	Opening Balance	Changes in Basis of Consolidation	Additions	Divestiture	Currency Translation Adjustments	Ending Balance
Historical costs	$1,473	$116	$ 78	$(238)	$134	$1,563
Accumulated Depreciation	915	84	230	(232)	97	1,094
Net book value	$ 558					$ 469

(11) Goodwill

For impairment test, goodwill is allocated to the cash generating units. As of December 31, 2006, the goodwill of $4,257 was attributable to MFCC's business. The goodwill created in connection with the purchase of MFC Bank in 2006 was fully written off in December 2006 due to the uncertainties associated with the renewal of its banking license and the future business direction.

The following changes in goodwill were recorded in 2006:

Opening balance	$ 3,779
Addition	9,231
Impairment	(9,231)
Currency translation adjustment	478
Ending balance	$ 4,257

(12) Equity method investments

As of December 31, 2006, the account balance comprised MFC's interest in joint ventures with hospitals in the People's Republic of China and 27.8% interest in Cathay Merchant Group, an aluminum manufacturing and trading group of companies. Both the joint ventures and Cathay Merchant Group (and its subsidiaries) are considered as related parties.

The table below summarizes the composition of investments as of December 31, 2006:

Joint ventures of Lasernet Limited	$ 6,187
Investment in Cathay Merchant Group	10,359
	$16,546

Lasernet Limited did not receive any fees to manage the joint ventures in 2006.

The following table presents the book values of the assets and liabilities related to MFCs interest in the joint ventures on December 31, 2006:

Current assets	$1,025
Long-term assets	5,676
	6,701
Liabilities	(514)
	$6,187

In respect of its interests in the joint ventures as of December 31, 2006, MFC recognized assets (primarily medical equipment) under joint ventures with an amount of $6,187 which is financed by its own resources. MFC's proportionate share of revenues and expenses from the joint ventures were $9,504 and $6,654, respectively, in 2006. The equity income from the joint ventures was $2,656 in 2006.

The aggregate market value of Cathay Merchant Group as computed by reference to the market price at which the common shares sold, or the average bid and asked price on such common shares, as of March 9, 2007 (within 60 days of December 31, 2006) amounted to $9,445, based on $0.50 per share and 18,890,579 Cathay Merchant Group common shares outstanding.

In 2006, MFC recognized equity loss in Cathay Merchant Group with an amount of $717. MFC Bank has issued a line of credit with a maximum amount of $20,000 in favor of Cathay Merchant Group and $1,575 had been drawn and repaid. The line of credit, if drawn, is convertible at the option of MFC Bank into the common shares of Cathay Merchant Group at the 10-day average of the closing price of the common shares of Cathay Merchant Group.

As of December 31, 2006, the investment in Cathay Merchant Group included advances totaling $11,265.

(13) Current financial liabilities

The composition of this item is shown in the following table:

Amounts owed to depositors	$11,506
Bank credit	26,672
Others	14,822
	$53,000

The amounts owed to depositors represent the deposit amounts taken by MFC Bank from its bank clients. The deposit liabilities are generally non-interest-bearing. During 2006, MFC Bank paid interest on certain selected deposit accounts at interest rates up to 3.5% per annum. The deposit liabilities are due within a short-term of notice.

In November 2006, the Company borrowed from a bank a short-term credit for financing the purchase of MFC Bank. In 2007, the Company refinanced the amount with a long-term loan.

The amount of other financial liabilities includes short-term loans for the day-to-day business, primarily trade financing and trading in commodities and natural resources.

(14) Accounts payable and accrued expenses

Purchase of MFC Bank	$15,809
Government taxes	1,201
Trade account payables	10,458
Other payables	10,612
	$38,080

The trade account payables arise from the Company's day-to-day business.

The company's expenses for services, consulting and other operation expenses are included in other payables.

(15) Long-term debt

The long-term debt consisted of $200 of mortgage loan and $4,710 of convertible bond.

On July 3, 2006, the Company entered into a Trust Indenture Agreement with respect to the issuance of convertible bonds up to an aggregate principal amount of $50,000. In 2006, $5,000 bonds were issued. The bonds are due on maturity date on July 3, 2015 or an earlier date (which is defined as the date of the 3rd or 5th anniversary of the indenture) if the holder elects. 20% of the proceed was assigned to the fair value of the equity component of the convertible bonds, based on the market comparison approach.

Holders of the convertible bonds can convert all or parts of their bonds into the Company's Class A Common Shares anytime in accordance with the terns in the Trust Indenture Agreement.

The mortgage loan was due on demand and was repaid in full in 2007.

(16) Long-term financial liabilities

In November 2006, REDAS Tracking Corp. ("RCT", a wholly-owned subsidiary of MFC) as the issuer, MFC as the guarantor and KHD as the beneficiary entered into a Tracking Stock Agreement. RTC has agreed to make available to KHD its commercial interest in KHDID shares (as held by the MFC Bank). KHD's consideration amounted to $9,357, which is shown as long-term financial liabilities on MFC consolidated balance sheet. MFC has agreed to guarantee RTC's performance obligations under the Tracking Stock Agreement. The Tracking Stock Agreement terminates only upon the occurrence of a termination event as defined in the Tracking Stock Agreement. At such time, the Tracking Stock Agreement will be automatically terminated upon payment of the tracking stock participation related to the respective termination event and any other unpaid monies, in accordance with the terms and conditions of the Tracking Stock Agreement.

(17) Long-term liabilities, preferred shares

The Series Class B Preferred Shares were created in connection with the separation of MFC from KHD in 2006. The Series Class B Preferred Shares include a Class B Preferred Share of any series of Class B Preferred Shares then outstanding. Each specific series of Class B Preferred Shares is to be delineated and differentiated by the numerical reference determined at the time of the issuance of such series, each numerical reference to be determined, sequentially, at the time of issuance, by reference to the numerical delineation of the series last issued by the Company. During 2006, Series 1 and 2 Class B Preferred Shares were issued. The Series 1 Class B Preferred Share was split into 65,000 shares and the Series 2 Class B Preferred Share was split into 127,866 shares, each with a starting value of CAD 1,000 per share. The Series 1 Class B Preferred Shares had been redeemed in February 2006 and there was no share outstanding since then. As of December 31, 2006, there were 127,866 Series 2 Class B Preferred Shares (with face value of $109,727 or CAD 127,866) outstanding and all of them are currently held by KHD.

Participation of Class B Preferred Shares upon liquidation, dissolution or winding up

In the event of liquidation, dissolution or winding up of the Company, the holders of Class B Preferred Shares shall be entitled to receive in preference and priority over the common shares an amount equal to the Series 1 or 2 Class B Redemption Amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking as to capital or dividends or on parity with the issued Class B Preferred Shares without the prior approval by a meeting of holders of Preferred Shares.

Voting rights

The Preferred Shares are not entitled to receive notice of, to attend or to vote at any meeting of the shareholders of common shares of the Company.

Redemption rights

The Company may, at its option and at any time, provide notice to holders of Class B Preferred Shares that it intends to redeem all or any number of the outstanding and issued Class B Preferred Shares by Class B Redemption Amount.

Upon receipt of such notice, the holders of Class B Preferred Shares have the right, within a specified period, to give notice requiring the Company to exchange the Class B Preferred Shares into another series to be created by the Company or to become entitled to a Class B Redemption Priority Special Dividend. Payment of the Class B Redemption Priority Special Dividend by the Company will reduce the Class B Redemption Amount.

Dividend rights

Series 2 Class B Preferred Shares are entitled to an annual dividend payable on December 31 of each year, commencing December 31, 2007 at 4.4367 %. For the years beginning January 1, 2007 onwards, the Series 2 Class B annual dividend shall accrue daily. The dividend must be paid before the Series 2 Class B Preferred Shares are redeemed or retracted during the year.

Set-off Agreement

Because of the constricted rights, the Class B Preferred Shares are financial liability instrument in nature, under IAS 39. Therefore, the amount of the Class B Preferred Shares is shown as long-term liabilities.

Pursuant to a Set-Off Agreement with KHD in February 2006, MFC redeemed CAD 65,000 ($55,978) of its Series 1 Class B Preferred Shares and the payment was effected by setting off CAD 65,000 owing to MFC by KHD.

As of December 31, 2006, the Series 2 Class B Preferred Shares held by KHD are pledged against KHD's indebtedness of CAD 37,000 ($31,751) due to MFC (which bears interest rate at 4.4367% per annum). Since KHD and MFC intend and agree to set off the Series 2 Class B Preferred Shares and KHD's indebtedness, the net amount of $77,976 was reported on MFC's consolidated balance sheet as of December 31, 2006.

(18) Common stock

In December 2005, KHD, being the sole shareholder of MFC, decided to reorganize the share capital structure of MFC.

In a restructuring process in 2005, the parties agreed to exchange the existing 11 Common Shares of MFC into one Class A Common Share and one Preferred Share, both are without par value.

Immediately prior to the exchange of the existing shares on January 31, 2006, the Company has determined that the fair value of the issued Common Shares, made in consultation with an independent valuator who prepared a valuation on the fair value of the Company, was CAD 192,866 ($168,603).

On January 31, 2006 and pursuant to the share exchange agreement between KHD and the Company, KHD exchanged the issued and outstanding Common Shares in the Company for the new Preferred Shares with a total face value of 192,886 and one Class A Common Share with a nominal amount. On the same date, the one Class A Common Share was split into 13,635,383 Class A Common Shares without par value which were distributed by KHD to its shareholders on a one-to-one basis.

New issue of common shares

In July 2006, MFC issued 3,408,846 new Class A Common Shares to Mass Employees Incentive Corp. at a purchase price of $0.76 per share for $2,591.

Shareholder Rights Plan Agreement

On July 2, 2006, the Company entered into a Shareholder Rights Plan Agreement with Pacific Corporate Trust Company, the rights agent.

(19) Retained earnings

Prior to January 31, 2006, MFC was a wholly-owned subsidiary. Following its parent company, MFC prepared its financial statements in conformity with Canadian GAAP which conform in all material respects with those of IFRS, with exception on the accounting for securities held for trading.

Under IFRS, securities held for trading are marked to market with changes in fair value are debited or credited to profit and loss account. Under the Canadian GAAP prior to January 1, 2007, the short-term securities are recorded at the lower of cost or market. As of December 31, 2005, MFC Group held 1,571,128 common shares of KHD. The retained earnings account as of December 31, 2005 is reconciled as follows:

Retained earnings under Canadian GAAP	$ —
Holding gain on KHD common shares held for trading	25,470
Retained earnings under IFRS	$25,470

(20) Consolidated statement of operations

Revenues

The majority portion of the revenues are derived from sales of commodities and natural resources and the related logistics business. The remaining portion are derived from provision of consulting and financial services and net gain on the securities.

In 2006, the MFC Group sold a portion of its shareholding of KHD common shares and realized a profit of $10,056. The remaining 781,128 KHD common shares were accounted as securities held for trading. On December 31, 2006, the Company recognized a holding gain of $14,006 which was included in revenues.

Expenses

In 2006, the Company recognized impairment losses on a loan and related accrued interest amounting to $2,655 and on long-term securities amounting to $5,231. These impairment losses were included in cost of sales.

In November 2006, the Company purchased all shares of MFC Bank from KHD. Due to the uncertainty of the renewal of the banking license and the future business direction, the Company wrote off the goodwill in an amount of $9,231.

(21) Earnings per share

In accordance with IAS 33, basic earnings per share are calculated by dividing consolidated net income by the weighted average number of shares outstanding.

In 2006, there were effects that diluted earnings per share. Diluted earnings per share are calculated by adjusting the average number of shares outstanding by the number of potential shares arising from convertible bonds.

Class of shares	Issued	Number of days outstanding	Average
Class A Common Shares	13,635,383	365	13,635,383
Class A Common Shares	3,408,846	179	1,671,735
Basic number of shares	17,044,229		15,307,118
Incremental shares for convertible debentures			
Class A Common Shares	3,759,398	165	1,699,454
Class A Common Shares	2,506,266	151	1,036,839
	6,265,664		2,736,293
Diluted number of shares	23,309,893		18,043,411

	Number of shares	
Earnings per share, basic	15,307,118	$0.93
Earnings per share, diluted	18,043,411	$0.80

(22) Consolidated statement of cash flows

The consolidated statement of cash flows is prepared in accordance with IAS 7, *Cash Flow Statements*.

Cash flows from investing and financing activities are determined on the basis of payments, whereas the cash flow from operating activities is derived indirectly from the consolidated net income. When the cash flow from operating activities is calculated, the changes in assets and liabilities are adjusted for the effects of currency translation and changes in scope of consolidation. As a result, it is not possible to reconcile the figures to the differences in the published consolidated balance sheets.

(23) Contingent assets, contingent liabilities and other financial obligations

In the normal course of business, claims may be asserted or lawsuits may be filed against the Company from time to time. As of December 31, 2006, MFC does not have any litigation.

On December 31, 2006 MFC Group's contingent liabilities and financial obligations aggregated $24,665. MFC Bank is subject to the rules and regulations of the Swiss Federal Banking Commission which required equity capital amounting to $16,099 to be maintained as of December 31, 2006. MFC Bank is in compliance with this regulation as of December 31, 2006.

(24) Employees

As of December 31, 2006, MFC Group had 103 employees.

(25) Relationships to related parties

The Company considers Cathay Merchant Group, KHD, Blue Earth, joint ventures and their subsidiaries as related parties throughout 2006 and as at December 31, 2006. Mazak International Ltd. and its subsidiaries were considered as related parties until December 2006 since one of the officers of MFC was a director of Mazak International Ltd.

In the normal course of business, MFC Group enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.

(26) Compensation and ownership of shares of the board of directors

Director	Residency	External mandates
Michael Smith	Hong Kong SAR, China	Member of the board of directors of KHD, Blue Earth and Cathay Merchant Group
Eugene Chen	Shanghai, China	None
David Csumrik	St. Michael, Barbados	None
Ravin Prakash	New Delhi, India	None

During 2006, the members of the board of directors of MFC received $237 in aggregate as their salaries and did not receive any director fees. At December 31, 2006, the members of the board of directors directly held the following Class A Common Shares in the Company:

	Number of shares
Michael Smith	85,000
Eugene Chen	None
David Csumrik	None
Ravin Prakash	None

We may substantially increase our debt in the future.

We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed — including standard financial covenants regarding the maintenance of financial ratios and the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends — may impose additional constraints on our business operations and our financial strength.

We are subject to transaction risks which may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our merchant banking, finance and advisory services, trading and proprietary investing activities. These risks include market and credit risks associated with our role in providing advisory services.

We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We may face a lack of suitable acquisition or merger or other proprietary investment candidates which may limit our growth.

In order to grow our business, we may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment.

We are exposed to the risk that parties owing us money, security or other assets or that have contracted with us for the delivery of products and/or services will not perform their obligations and as a result, our business, results of operations, financial condition and cash flow could be adversely affected.

We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by credit officers and management with knowledge of the client's creditworthiness. In addition, we have policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us money, securities or other assets or parties that have contracted with us for the delivery of products and/or services will not perform their obligations. These parties include our trading counterparties, clients, clearing agents, exchanges and other financial intermediaries. These parties may default on their obligations to our company due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties defaults on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

We are exposed to the risk of a market downturn which could lead to a decline in the number and size of the transactions that we execute for our clients.

As a merchant banking company, our business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, our business, results of operations and financial condition could be adversely affected. A market downturn could lead to a decline in the number and size of the transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees. A downturn in any market could further result in losses to the extent that we own assets in such market. Conversely, to the extent that we have sold assets we do not own in any market, an upturn in such market could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. Revenues from certain of our proprietary investments may be significantly affected by changes in prices for commodities. The prices for these commodities can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations, which could negatively effect our business and our results of operations, financial condition and cash flow could be adversely affected.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, United States dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

Our risk management strategies leave us exposed to unidentified or unanticipated risks which could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

Our competitors include firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. An increase in competition may lead us to become involved in transactions with more risk.

We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than us. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. Increased competition may lead us to become involved in transactions with more risk.

We are exposed to legal risks in our business which is often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into these transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our proprietary investing activities. We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation involved with any of these risks.

MASS FINANCIAL CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of Mass Financial Corp. (the "Company") will be held at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China on Friday, June 15, 2007 at 9:00 a.m. for the following purposes:

1. To receive the financial statements of the Company for the year ended December 31, 2006 together with the report of the auditors thereon;

2. To elect David G. Csumrik, Michael J. Smith, Eugene Chen and Ravin Prakash as directors of the Company for the upcoming fiscal year;

3. To appoint RSM Hemmelrath GmbH as the auditors for the Company and to authorize the directors to fix the remuneration of the auditors; and

4. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Management Proxy Circular (the "Circular"), the Proxy Card, the Annual Report and the audited financial statements of the Company for the financial year ended December 31, 2006. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice.

The Company's board of directors has fixed May 11, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Circular.

To be effective, proxies must be duly completed and signed and then deposited with the Company at their offices located at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China (Fax no. 011.852.2840.1260) at least 48 hours (excluding Saturdays, Sundays and holidays recognized in Hong Kong) prior to the scheduled commencement of the Meeting or adjournments thereto. Completed proxies may also be deposited with the Chairman of the Meeting prior to its commencement. Please note that under the Interim Order, the Company may waive, in its discretion, the time limits for the deposit of proxies.

DATED at Hong Kong SAR, China, effective the 14th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF MASS FINANCIAL CORP.

By:

/s/ Michael J. Smith
Michael J. Smith
President and Director
Dated: May 14, 2007

Note to Shareholders:

Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return the enclosed form of proxy to the Company at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong SAR, China (Fax no. 011.852.2840.1260) not later than 9:00 a.m. on Wednesday, June 13, 2007.

Mass Financial Corp.

Management Proxy Circular

Company No: 22314

This Management Proxy Circular accompanies the Notice of the Annual Meeting of Shareholders of Mass Financial Corp. (the "Company") to be held at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China on Friday, June 15, 2007 at 9:00 a.m. (the "Meeting") and is furnished in connection with the solicitation by the management of the Company of proxies for use at the Meeting, or any adjournment thereof.

GENERAL INFORMATION FOR THE MEETING

All references to "shareholders" therein are to registered shareholders of the Company's Class A Common Shares (the "Common Shares"), unless otherwise specifically stated or the context otherwise requires.

Solicitation of Proxies

This Circular accompanies the Notice of Meeting and is furnished to shareholders in connection with the solicitation by Management of the Company of proxies to be voted at the Meeting. It is expected that the solicitation will be by mail, but may be supplemented by telephone or other personal contact to be made by regular officers and employees of the Company without special compensation. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining authorization to execute forms of proxy.

Record Date

The board of directors has set the close of business on May 11, 2007 as the Record Date for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting and have given notice thereof by advertisement as required by the *Companies Act*, Cap. 308. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers his Common Shares and the transferee (the "Transferee"), upon establishing ownership of such Common Shares, requests in writing, at least ten days prior to the Meeting or any adjournment or adjournments thereof, that his name be included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such Common Shares at the Meeting. Such written request by the Transferee must be filed with the President of the Company, at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China.

Appointment of Proxyholders

The following information respecting appointment of proxyholders and the revocation of proxies is generally applicable only to registered shareholders, being persons who are named as holders of Common Shares on the register of shareholders maintained on behalf of the Company by its registrar and transfer agent.

The persons named in the accompanying form of proxy are directors and/or officers of the Company and are nominees of the Company's management. **A shareholder has the right to appoint a person to**

attend and act on his behalf at the Meeting, other than the person or persons named in the enclosed proxy. To exercise this right, a shareholder must strike out the names of the nominees of management named in the form of proxy the shareholder is signing and insert the name of his nominee in the blank space provided on the proxy. A person appointed as a proxyholder need not be a shareholder of the Company.

A form of proxy will only be valid if it is duly completed and signed as set out below and then deposited with the offices of the Company at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China (Fax no. 011.852.2840.1260) no late than 48 hours (excluding Saturdays, Sundays and holidays recognized in Hong Kong) prior to the scheduled commencement of the Meeting or adjournments thereto. Completed proxies may also be deposited with the Chairman of the Meeting immediately prior to its commencement.

A form of proxy must be duly signed by the shareholder or its attorney or, if the shareholder is a corporation, it must either be executed under its common seal or signed by a duly authorized officer.

Revocation of Proxies

A shareholder who has submitted a proxy may revoke it by:

(a) signing a proxy bearing a later date and depositing it at the place and within the time before the Meeting as described above;

(b) signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the Company at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China (Fax no. 011.852.2840.1260), at any time up to and including 4:00 p.m. on the last business day preceding the day of the Meeting at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting;

(c) attending the Meeting in person (or if the shareholder is a corporation, by an authorized representative of the corporation attending the Meeting and registering with the scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d) in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A beneficial shareholder who wishes to change its vote (as communicated to its intermediary) must, at least seven days before the Meeting, arrange for its intermediary to change its vote on its behalf.

Voting of Securities and Exercise of Discretion of Proxies

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the Common Shares represented by the proxy shall be voted accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE A VOTE FOR (1) THE ELECTION OF DAVID G. CSUMRIK, MICHAEL J. SMITH, EUGENE CHEN AND RAVIN PRAKASH AS DIRECTORS; (2) THE APPOINTMENT OF RSM HEMMELRATH**

GMBH AS AUDITORS OF THE COMPANY UNTIL THE END OF THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION. THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this Circular, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

ELECTION OF DIRECTORS

The Board of Directors consists of four (4) members. The number of directors of the Company to be elected at the Meeting is four (4). The following are the names of the persons proposed as nominees for election as directors of the Company, and for whom it is intended that the votes will be cast for their election as directors pursuant to the proxy which is hereby solicited, unless the shareholder directs therein that his shares be withheld from voting in the election of directors:-

1. David G. Csumrik;
2. Michael J. Smith;
3. Eugene Chen; and
4. Ravin Prakash.

While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the form of proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person or persons as directors. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT (OR ON WHICH NO DESIGNATION IS MADE) WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE FOUR DIRECTORS, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

Each of the above nominees is now a director of the Company. The term of office for these nominees expires at the close of this Meeting, but being qualified, are eligible for re-election.

APPOINTMENT OF AUDITORS

Appointment and Remuneration of Auditors

The board of directors has appointed RSM Hemmelrath GmbH as auditors of the Company for the 2006 financial year and proposes to ask that the shareholders re-appoint RSM Hemmelrath GmbH as auditors of the Company to be effective until the close of the next annual meeting of the shareholders.

Shareholders will be asked to vote for an ordinary resolution (in substantial the form set out below) to re-appoint RSM Hemmelrath GmbH as auditors of the Company until the end of the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF**

RSM HEMMELRATH GMBH AS AUDITORS OF THE COMPANY UNTIL THE END OF THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

Dated: May 14, 2007

/s/ Michael J. Smith
Michael J. Smith
President and Director

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR**

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person.*** To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

VOTING METHODS

RETURN YOUR PROXY BY MAIL OR FAX to THE COMPANY

1620 – 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. Fax number 604-683-3205.
Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual.

RECEIVED
2007 MAY 31 A 9:16

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF MASS FINANCIAL CORP. COMPANY NO. 22314

TO BE HELD AT UNIT 803, 8TH FLOOR, DINA HOUSE, RUTTONJEE CENTRE, 11 DUDDELL STREET, CENTRAL, HONG KONG SAR, CHINA ON FRIDAY, JUNE 15, 2007, AT 9:00 AM

I/We being holder(s) of the Company hereby appoint:

Michael J. Smith, a Director of the Company, or failing this person, **Eugene Chen**, a Director of the Company, or in the place of the foregoing,

(print the name) ______________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

I/We hereby revoke any proxy previously given to attend and vote at said Meeting.

SECURITYHOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________________

<u>THIS FORM MUST BE SIGNED AND DATED ABOVE.</u>

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of RSM Hemmelrath GmbH as auditors of the Company		N/A	
2. To determine the number of directors at four (4).			N/A
3. To elect as a director, David G. Csumrik		N/A	
4. To elect as a director, Michael J. Smith		N/A	
5. To elect as a director, Eugene Chen		N/A	
6. To elect as a director, Ravin Prakash		N/A	

END